Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
	(in thousands)
Earnings:
Net loss	$(26,165)	$(10,666)	$(8,724)	$(9,186)	$(11,898)	$(4,649)
Add: Fixed Charges	811	732	646	553	451	185
Earnings as defined	$(25,354)	$(9,934)	$(8,078)	$(8,633)	$(11,447)	$(4,464)

Fixed Charges:
Estimated interest component of rent	$811	$732	$646	$553	$451	$185
Total fixed charges	$811	$732	$646	$553	$451	$185

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of an estimate of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $26.2 million in 2009, $10.7 million in 2010, $8.7 million in 2011, $9.2 million in 2012, $11.9 million in 2013 and $4.6 million in the first six months of 2014.  For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.